Exemption #: 82-5037



August 6, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

**Saskatchewan Wheat Pool**
**Exemption No.: 82-5037**
**Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated August 6, 2004, regarding Saskatchewan Wheat Pool exploring capital market alternatives. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment



dlw 8/13

POOL
Saskatchewan Wheat Pool

**For Immediate Release**
Date August 6, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

## POOL EXPLORES CAPITAL MARKET ALTERNATIVES

Saskatchewan Wheat Pool is reviewing capital market alternatives that would allow the company to further strengthen its balance sheet and lower its interest costs.

"Our timing is ideal to undertake this work. Customers, shareholders and employees recognize the opportunities that lie ahead for the Pool," said Chief Executive Officer Mayo Schmidt. "With four quarters of improved financial performance and the potential for the first good crop in many years driving renewed customer confidence, the momentum is there. Given this foundation, the Board and management are undertaking this review to identify potential initiatives that will position the company for future opportunities."

BMO Nesbitt Burns will assist the Pool in this analysis and will explore a wide range of capital market alternatives including opportunities to access additional equity and further reduce debt. If the Board and management decide to proceed with a capital market initiative following the review, the Pool fully expects to engage its delegate body in the process.

"Our delegates, who represent farmers across western Canada, are encouraged by our momentum," said Terry Baker, the Pool's President and Chairman of the Board. "We are confident that they will be eager to contribute to the advancement of the Pool's long-term position in the marketplace."

The Pool expects the review will proceed over the coming months. No further details are available at this time.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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Media Contact: Susan Cline 306-569-6948
Shareholder Contact: Colleen Vancha 306-569-4782